

Up to 166,667 Shares of Common Stock
Minimum purchase: 20 Shares ($120.00)

We are offering a maximum of 166,666 shares of common stock ($999,996) and a minimum of 67,777 shares of common stock ($49,998) on a "best efforts" basis. The offering may continue until the earlier of May 31, 2017 (which date may be extended at our option) or the date when all shares have been sold. See "*Our Securities*" for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

If we reach the target offering amount prior to May 31, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 3.

	Number of Shares	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Per share:	1	$6.00	$0.00	$6.00
Total Maximum:	166,666	$999,996	$0.00	$999,996

(1) We do not intend to use commissioned sales agents or underwriters.
(2) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com, estimated to be $62,000 in the aggregate for the maximum offering amount. See "*Use of Proceeds*".

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Form C.

P.O. Box 500131, Austin, Texas 78750
(737) 300-2522; www.organiponic.com

This Offering Circular is dated October ___, 2016

TABLE OF CONTENTS

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 3. References to "we," "us," "our," or the "company" mean Organiponic, Inc..

Our Company

Organiponic, Inc. (the "**Company**") has designed and is developing hydroponic indoor growing systems that allow consumers to easily grow pesticide-free produce for home consumption.

This Offering

Securities Offered	Maximum of 166,666 shares of common stock ($999,996).
Common Stock outstanding before the Offering	1,214,459.
Common Stock outstanding after the Offering	1,381,125.
Use of proceeds	The net proceeds of this offering will be used primarily to complete the development of and commercially launch the Company's consumer systems, namely the CounterTop, Shelf and TableTop units.
Risk factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Valuation Methodology

We have not undertaken any efforts to obtained a third party valuation of the company. The price of the common stock merely reflects the opinion of our CEO as to what a fair value would be. We have determined the valuation using the Venture Capital Method (VC Method) assuming no subsequent investment, and therefore no dilution. Pre-money Valuation = Terminal Value ÷ Anticipated ROI minus investment. We have calculated the Terminal Value as 6 times projected EBITDA in year 5, and used 8 times Anticipated ROI for year 5, or (EBITDA of $11,197,593 X 6) / 8 ROI) = $8,398,195. We then substarct the estimated funds raised in this offering of $1,000,000 to come up with a valuation of - $7,398,195 (discounted down to $7,286,800 or a pre-funded share price of $6.00/share).

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any significant revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in April 2015, and we have not yet begun producing or delivering our products. To date, our revenue is limited to sales of produce of approximately $11,000, which was a byproduct of the testing of our systems at an R&D greenhouse. We plan to launch our first products in the consumer marketplace in the first quarter of 2017. Although we believe our hydroponic growing systems are superior to systems already available, there is no guarantee our systems will be accepted by consumers, or that we will ever generate any significant revenue.

There are limited sales channels for our products.

As an early stage company, we must rely mostly on our online website and selected other online e-commerce websites, social media, select catalogs, small brick & mortar stores, and word-of-mouth for sales. Although, we believe we have a credible sales and marketing strategy, there is no guarantee we will successfully establish these sales channels or reach profitability.

We rely on seasonal sales.

If our sales follow similar trends as some of our competitors, we must rely on most of our sales occurring during a 3-5 month window, and limited sales for the remainder of the year. We may not have sufficient funds to build our inventory to meet sales expectations.

Our systems may fail to perform as intended.

Although the systems and propagation process used in our products are designed to provide consumers with an easy way to grow their own produce, if directions are not precisely followed, plants may fail to produce, leaving the consumer disgruntled, which may lead to bad reviews and a damaged reputation.

We may not be able to obtain adequate financing to continue our operations.

We may need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We are currently in the process of applying for a Small Business Administration Loan. This capital will be necessary to fund ongoing operations, continue research, development and design efforts and establish a sales team. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of our common stock.

We may encounter design and engineering delays.

Certain components of our growing systems, such as the outer basin (skirt) have yet to be developed. Although, not a complex part, the finished product may be delayed due to delays in design and engineering. In addition, we have yet to identify manufacturers for certain parts and there is no certainty that we will find the right manufacturer and at a price that fits into our cost model, which may further delay the launch of our products.

In addition, we may need to seek manufacturing firms outside the United States to build the injection molds necessary for some of our parts due to cost limitations. We may have to rely on manufacturers from China or India, or other countries, which could result in additional delays on any molds and push back the initial delivery of our products and our generation of revenues.

We rely on outside manufacturers for component parts.

We expect to contract outside manufacturers for most of the parts of our systems, including grow panels, side panels, timing systems, nutrients and substrates. Any delay on parts or other products will delay delivery of systems to our customers. In addition, if we were to scale up our operations, it remains to be seen if such suppliers can keep up with our demand. Any failure by suppliers to meet demand, or any requirements for us to source components from an alternative supplier, could hamper our growth prospects.

Demand is uncertain.

We are uncertain of the actual demand for our products. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition.

Our success is highly dependent on our current management.

Our success is highly dependent on Andrew Dewey, our founder and Chief Executive Officer. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Dewey.

The Company must hire and train personnel in production and processing/fulfillment.

We may find it difficult to hire and train personnel necessary to operate all aspects of our business on a timely and efficient manner. If we are unable to do so, it could materially and adversely affect our business prospects, operating results and financial condition.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure the Company will be able to succeed as a business without additional financing. The Company has not realized any significant revenue, and has sustained a loss of $99,508 during the first nine months of its operation. The Company's failure to raise capital could have a negative impact on not only its financial condition but also its ability to execute its business plan.

Risks of Borrowing.

We may have to seek loans from financial institutions. In fact, we are currently in the process of applying for a Small Business Administration Loan. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility, including, but not limited to, its ability to pay dividends. In addition, a default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Control by majority stockholder.

The Company's sole director and majority owner is Andrew Dewey. Investors will not be able to control the management of the Company.

Limited transferability and liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $6.00, the net proceeds from the sale of the 166,666 shares in this offering will be approximately $938,000, after deducting the estimated offering expenses of approximately $62,000.

The net proceeds of this offering will be used primarily to complete the development of and commercially launch our product. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$49,998	$999,996
Less: Offering Expenses		
(a) StartEngine Fees	$2,500	$50,000
(b) FundAmerica Fees[1]	$2,400	$4,000
(c) Professional Fees[2]	$8,000	$8,000
Net Proceeds	$37,098	$937,996
Use of Net Proceeds:		
(a) Development	$7,089	$425,000
(b) Marketing	$20,000	$260,000
(c) Salaries and general administrative	$10,000	$121,000
(d) Intellectual property	$0	$10,000
(e) Professional fees	$0	$10,000
(g) Working Capital [3]	$0	$111,996
Total Use of Net Proceeds	$37,098	$937,996

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

BUSINESS

Corporate Background and General Overview

Organiponic, Inc. was formed as a Delaware corporation on April 22, 2015, for the purposes of developing tabletop and wall mounted farming systems that allow consumers to grow organic produce for home consumption. The Company's products, distribution, and supply chain are still under development.

We have not commenced principal operations and are currently engaged in research in development activities related to a consumer product which we may ultimately be unable to bring to market. As a result, we face substantial risk and uncertainty related to our ability to continue as a going concern.

Development History

Our original intent was to purchase commercial hydroponic growing equipment to grow produce and provide home deliveries with multiple greenhouse facilities around the country. After extensive research, we concluded that improvements were necessary with hydroponic growing technology currently in use , because the capital costs and operating costs were extremely high.

In early 2014, we designed a commercial system that included additional automation designs that theoretically, would lower operating costs by as much as 50% over traditional soil farming and other hydroponic systems, and increase annual crop yield by 7000% (2.4 million plants versus 30,000 per acre soil farming).

After several modifications in both system designs and the overall business plan, we began building our first commercial prototypes in May 2015, with 1/6 scale models. Larger prototype models with improved modifications followed. Testing began in September, 2015, in a greenhouse in Rockdale, Texas. Early results were very encouraging. By October, 2015, we had our first full size prototype operational.

In January, 2016, we designed and built our first consumer model – the TableTop prototype. This followed with three more TableTop versions. The systems worked well. In the months that followed, and after much feedback, we developed two more systems – the Wall or Shelf system, and the Kitchen Counter system. Each system designed to meet a particular customers needs based on consumption, kitchen dimensions and appeal.

In September, we moved the Company to its current temporary address in Austin Texas.

Development Future

Upon the completion of our next funding round, Organiponic expects to move into a new facility to be used for continued research and development, processing and fulfillment, and some light manufacturing. We plan on outsourcing most of the parts of the consumer systems with some of the side panels manufactured on site. To date, all grow panels and basins are manufactured using vacuum molds at a nearby facility. In the future, we expect to outsource the manufacturing of the grow panels and selected other parts. Some of these parts require injection molds, which makes up a good portion of upcoming funding. In addition, we intend to outsource the production of grow kit trays and other products to outside OEM manufacturers.

We are in the process of engaging manufacturers to purchase nutrients, substrate and other supplies necessary to complete our product mix. We are also working with a Texas based company for custom boxes and packaging supplies necessary for our systems and grow kits.

We plan on using ERP software for supply chain management, inventory, purchasing, accounting, sales & marketing and other functions. We have identified a software company that we believe fits best for our needs and expect to implement the software sometime during the first quarter of 2017.

Our website will need a few added components such as shopping carts, instruction videos, text tabs and sales discount buttons. We expect to have a fully functional website operational by the end of the first quarter of 2017.

Competition

We know of two companies that have consumer hydroponic systems already in the marketplace that are selling at big box stores such as Home Depot and Bed, Bath and Beyond. We have identified as many as 30 additional consumer hydroponic products either in development or which have products on their respective website and/or ecommerce website. The two largest competitors have already developed a consumer following, one via a multi-level marketing platform, and the other through online websites.

Employees

As of the date hereof, we have no employees other than our sole officer and director. We anticipate that we will begin hiring employees in late 2016.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company filed its first patent in August, 2016. Although, we have filed a patent to protect the Company's intellectual property, there is no guarantee that the patent will be issued. The Company is not aware of any patent infringements on any of it's products. If claims do arise, any adverse court decision may interfere with sales and the Company's opportunity to do business.

The Company intends to register the tradename Organiponic in the United States.

Indebtedness

The Company currently has $60,000 in debt outstanding to three creditors pursuant to various promissory notes. During the year ended December 31, 2015, the Company made $2,260 in interest payments on the notes.

Creditors	Outstanding	Interest Rate	Maturity Date
Creditor 1	$25,000	8%	none
Creditor 2	$22,000	8%	none
Creditor 3	$13,000	20%(1)	6 months

(1) Creditor 3 is paid interest in the form of common stock.

In addition, Startegine.com has advanced us $50,000 in marketing expenses, which shall be reimbursed from the initial proceeds of the offering.

Previous Offerings

In addition to shares issued to consultants in exchange for services, we have engaged in several prior offerings of our common stock as listed below:

Date	Excmption	Securities Offerred	Amount Sold	Use of Proceeds
4/2015	Regulation D	20,000	$ 50,000	R&D, Working Capital
7/2015	Regulation D	79,000	$ 70,000	R&D, Working Capital
1/2016	Regulation D	66,000	$ 99,668	R&D, Working Capital
7/2016	Regulation D	1,886	$ 13,000	Working Capital
8/2016	Regulation D	16,510	$ 25,001	Marketing, Working Capital
8/2016	Regulation D	2,312	$ 3,501	Working Capital

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.organiponic.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

We have operated since inception on April 22, 2015, with limited sales tied to the sale of produce of approximately $11,000 from systems tested at an R&D greenhouse. We have operated with negative cash flow and will continue to for the foreseeable future. We have a negative monthly cash flow rate of approximately $15,000, which will substantially increase with advertising and marketing expenditures, capital costs and higher general and administration expenses as new employees are added.

From time-to-time, and dependent upon funding and funding needs, we may have to scale back spending due to liquidity issues. To date, we have satisfied all expenditures with equity and debt funding.

The Company anticipates that it will need to raise $500,000 in bank debt in order to bring it to cash flow positive. The Company does not anticipate achieving any revenues until the first quarter of 2017.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues from the sale of our products, and do not anticipate doing so until we are able to complete the design and development of our product and establish sales channels, which we do not anticipate occurring until at least the first quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, and the anticipated $500,000 small business loan for which we have applied, we can operate the business through the first quarter of 2018, without revenue generation.

Liquidity and Capital Resources

As of October 1, 2016, we had cash of $10,000. To date, we have funded our operations primarily with the subscription proceeds from the Company's stockholders and $60,000 in loans we have obtained.

PLAN OF OPERATIONS

Upon completion of this offering, the Company plans to complete development of its initial product, develop a sales channel and begin selling its products to consumers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Andrew Dewey	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
Andrew Dewey	Sole Director	Since inception

Our chief executive officer works full time for us. During the past 5 years, Mr. Dewey has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers

Andrew Dewey has served as Chief Executive Officer and Chief Financial Officer since inception in April, 2015. Mr. Dewey also served in the same capacity in the predecessor company GLP, LLC, (DBA – Green Living Produce). GLP, LLC was formed in 2012 to create a local delivery of fresh produce using hydroponic growing technology. In 2010, Mr. Dewey founded Malt Capital, LLC, a company that focused on advisory services, start-up businesses, financial reporting/accounting and investor relations. Mr. Dewey is an entrepreneur who has started and ran several companies for the last 23 years. Mr. Dewey graduated from the University of Delaware with a BA in Accounting in 1981.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

Andrew Dewey has an employment agreement with us under which he is entitled to receive $72,000 per year, however, he has voluntarily been taking only $35,000 per year.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrew Dewey	1,000,000 shares of common stock	82.34%

RELATED PARTY TRANSACTIONS

In July 2016, We obtained a loan in the amount of $13,000 from a sibling of Andrew Dewey, our sole officer and director, interest on which has been paid in shares of common stock. In August 2016, another sibling of Andrew Dewey invested $3,500 in exchange for 2,312 shares of our common stock.

OUR SECURITIES

Our authorized capital stock consists of 2,500,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this Offering Circular, 1,211,459 shares of common stock are outstanding, and no shares of preferred stock are issued or outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

INVESTMENT PROCESS

See Exhibit C to Form C.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at www.organiponic.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record, and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.



P.O. Box 500131
Austin, Texas 78750

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Andrew Dewey	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
Andrew Dewey	Sole Director	Since inception

Our chief executive officer works full time for us. During the past 5 years, Mr. Dewey has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers

Andrew Dewey has served as Chief Executive Officer and Chief Financial Officer since inception in April, 2015. Mr. Dewey also served in the same capacity in the predecessor company GLP, LLC, (DBA – Green Living Produce). GLP, LLC was formed in 2012 to create a local delivery of fresh produce using hydroponic growing technology. In 2010, Mr. Dewey founded Malt Capital, LLC, a company that focused on advisory services, start-up businesses, financial reporting/accounting and investor relations. Mr. Dewey is an entrepreneur who has started and ran several companies for the last 23 years. Mr. Dewey graduated from the University of Delaware with a BA in Accounting in 1981.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

Andrew Dewey has an employment agreement with us under which he is entitled to receive $72,000 per year, however, he has voluntarily been taking only $35,000 per year.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrew Dewey	1,000,000 shares of common stock	82.34%

OUR SECURITIES

Our authorized capital stock consists of 2,500,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this Offering Circular, 1,211,459 shares of common stock are outstanding, and no shares of preferred stock are issued or outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
(5)

Valuation Methodology

We have not undertaken any efforts to obtained a third party valuation of the company. The price of the common stock merely reflects the opinion of our CEO as to what a fair value would be. We have determined the valuation using the Venture Capital Method (VC Method) assuming no subsequent investment, and therefore no dilution. Pre-money Valuation = Terminal Value ÷ Anticipated ROI minus investment. We have calculated the Terminal Value as 6 times projected EBITDA in year 5, and used 8 times Anticipated ROI for year 5, or (EBITDA of $11,197,593 X 6) / 8 ROI) = $8,398,195. We then substarct the estimated funds raised in this offering of $1,000,000 to come up with a valuation of - $7,398,195 (discounted down to $7,286,800 or a pre-funded share price of $6.00/share).

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business

and an investment in our securities.

We have a limited operating history and have not yet generated any significant revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in April 2015, and we have not yet begun producing or delivering our products. To date, our revenue is limited to sales of produce of approximately $11,000, which was a byproduct of the testing of our systems at an R&D greenhouse. We plan to launch our first products in the consumer marketplace in the first quarter of 2017. Although we believe our hydroponic growing systems are superior to systems already available, there is no guarantee our systems will be accepted by consumers, or that we will ever generate any significant revenue.

There are limited sales channels for our products.

As an early stage company, we must rely mostly on our online website and selected other online e-commerce websites, social media, select catalogs, small brick & mortar stores, and word-of-mouth for sales. Although, we believe we have a credible sales and marketing strategy, there is no guarantee we will successfully establish these sales channels or reach profitability.

We rely on seasonal sales.

If our sales follow similar trends as some of our competitors, we must rely on most of our sales occurring during a 3-5 month window, and limited sales for the remainder of the year. We may not have sufficient funds to build our inventory to meet sales expectations.

Our systems may fail to perform as intended.

Although the systems and propagation process used in our products are designed to provide consumers with an easy way to grow their own produce, if directions are not precisely followed, plants may fail to produce, leaving the consumer disgruntled, which may lead to bad reviews and a damaged reputation.

We may not be able to obtain adequate financing to continue our operations.

We may need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We are currently in the process of applying for a Small Business Administration Loan. This capital will be necessary to fund ongoing operations, continue research, development and design efforts and establish a sales team. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of our common stock.

We may encounter design and engineering delays.

Certain components of our growing systems, such as the outer basin (skirt) have yet to be

developed. Although, not a complex part, the finished product may be delayed due to delays in design and engineering. In addition, we have yet to identify manufacturers for certain parts and there is no certainty that we will find the right manufacturer and at a price that fits into our cost model, which may further delay the launch of our products.

In addition, we may need to seek manufacturing firms outside the United States to build the injection molds necessary for some of our parts due to cost limitations. We may have to rely on manufacturers from China or India, or other countries, which could result in additional delays on any molds and push back the initial delivery of our products and our generation of revenues.

We rely on outside manufacturers for component parts.

We expect to contract outside manufacturers for most of the parts of our systems, including grow panels, side panels, timing systems, nutrients and substrates. Any delay on parts or other products will delay delivery of systems to our customers. In addition, if we were to scale up our operations, it remains to be seen if such suppliers can keep up with our demand. Any failure by suppliers to meet demand, or any requirements for us to source components from an alternative supplier, could hamper our growth prospects.

Demand is uncertain.

We are uncertain of the actual demand for our products. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition.

Our success is highly dependent on our current management.

Our success is highly dependent on Andrew Dewey, our founder and Chief Executive Officer. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Dewey.

The Company must hire and train personnel in production and processing/fulfillment.

We may find it difficult to hire and train personnel necessary to operate all aspects of our business on a timely and efficient manner. If we are unable to do so, it could materially and adversely affect our business prospects, operating results and financial condition.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure the Company will be able to succeed as a business without additional financing. The Company has not realized any significant revenue, and has sustained a loss of $99,508 during the first nine months of its operation. The Company's failure to raise capital could have a negative impact on not only its financial condition but also its ability to execute its business plan.

Risks of Borrowing.

We may have to seek loans from financial institutions. In fact, we are currently in the process of applying for a Small Business Administration Loan. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility, including, but not limited to, its ability to pay dividends. In addition, a default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Control by majority stockholder.

The Company's sole director and majority owner is Andrew Dewey. Investors will not be able to control the management of the Company.

Limited transferability and liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.



P.O. Box 500131
Austin, Texas 78750

Any Events Triggering Disqualification

The Company has not had any events in the past that have, or to the best of the knowledge of the Company will, triggered/trigger disqualification.



P.O. Box 500131
Austin, Texas 78750

RELATED PARTY TRANSACTIONS

Organiponic, Inc. has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.



Background of Directors and Officers

Andrew Dewey – Founder, Chief Executive Officer, Chief Financial Officer

Andrew Dewey has served as Chief Executive Officer and Chief Financial Officer since inception in April, 2015. Mr. Dewey also served in the same capacity in the predecessor company GLP, LLC, (DBA – Green Living Produce). GLP, LLC was formed in 2012 to create a local delivery of fresh produce using hydroponic growing technology. In 2010, Mr. Dewey founded Malt Capital, LLC, a company that focused on advisory services, start-up businesses, financial reporting/accounting, and investor relations. Mr. Dewey is an entrepreneur who has started and ran several companies for the last 23 years. Mr. Dewey graduated from the University of Delaware with a BA in Accounting in 1981.



P.O. Box 500131
Austin, Texas 78750

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

We have operated since inception on April 22, 2015, with limited sales tied to the sale of produce of approximately $11,000 from systems tested at an R&D greenhouse. We have operated with negative cash flow and will continue to for the foreseeable future. We have a negative monthly cash flow rate of approximately $15,000, which will substantially increase with advertising and marketing expenditures, capital costs and higher general and administration expenses as new employees are added.

From time-to-time, and dependent upon funding and funding needs, we may have to scale back spending due to liquidity issues. To date, we have satisfied all expenditures with equity and debt funding.

The Company anticipates that it will need to raise $500,000 in bank debt in order to bring it to cash flow positive. The Company does not anticipate achieving any revenues until the first quarter of 2017.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues from the sale of our products, and do not anticipate doing so until we are able to complete the design and development of our product and establish sales channels, which we do not anticipate occurring until at least the first quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, and the anticipated $500,000 small business loan for which we have applied, we can operate the business through the first quarter of 2018, without revenue generation.

Liquidity and Capital Resources

As of October 1, 2016, we had cash of $10,000. To date, we have funded our operations primarily with the subscription proceeds from the Company's stockholders and $60,000 in loans we have obtained.



Indebtedness

The Company currently has $60,000 in debt outstanding to three creditors pursuant to various promissory notes. During the year ended December 31, 2015, the Company made $2,260 in interest payments on the notes.

Creditors	Outstanding	Interest Rate	Maturity Date
Creditor 1	$25,000	8%	none
Creditor 2	$22,000	8%	none
Creditor 3	$13,000	20%(1)	6 months

_____

(1) Creditor 3 is paid interest in the form of common stock.

In addition, Startegine.com has advanced us $50,000 in marketing expenses, which shall be reimbursed from the initial proceeds of the offering.

CERTIFICATE OF INCORPORATION

OF

ORGANIPONIC, INC.

ARTICLE I

The name of the Corporation is Organiponic, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 4905 Mermaid Blvd., in the City of Wilmington, County of New Castle, 19808. The name of the registered agent at such address is Michael Ramone.

ARTICLE III

The nature of the business and purpose to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue 3,500,000 shares consisting of 2,500,000 shares of Common Stock, with a par value of $.0001 per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, with a par value of $.0001 per share (the "Preferred Stock").

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereon. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

ARTICLE V

The name and address of the person who will serve as the initial director of the Corporation until the next annual meeting of the stockholders or until his successor(s) are duly elected and qualified is as follows:

Name	Address
Andrew Dewey	1908 Red Bud Dr.
	Rockdale, Texas 76567

ARTICLE VI

The name and address of the sole incorporator is as follows:

Name	Address
Andrew Dewey	1908 Red Bud Dr.
	Rockdale, Texas 76567

ARTICLE VII

The Corporation is to have a perpetual existence.

ARTICLE VIII

Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE IX

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of a director's fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX, in respect of any matter occurring, or any cause of action, suit, claim or proceeding that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. If the General Corporation Law of the State of Delaware hereafter is amended to authorize further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware.

<u>ARTICLE X</u>

All of the powers of the Corporation, insofar as the same may be lawfully vested by this Certificate of Incorporation in the Board of Directors of the Corporation, are hereby conferred upon the Board of Directors of the Corporation.

In furtherance of and not in limitation of the foregoing provisions of this Article X, and for the purpose of the orderly management of the business and the conduct of the affairs of the Corporation, the Board of Directors of the Corporation shall have the power to adopt, amend or repeal from time to time the bylaws of the Corporation, subject to the right of the stockholders of the Corporation entitled to vote thereon to adopt, amend or repeal the bylaws of the Corporation.

[The remainder of page is intentionally left blank.]

I hereby declare and certify under penalty of perjury under the laws of the State of Delaware that the facts set forth in the foregoing certificate are true and correct of my own knowledge and that this certificate is my act and deed.

IN WITNESS WHEREOF, this Certificate has been signed by the Incorporator of this corporation as of this April _____, 2015.

_____
Andrew Dewey
Incorporator

Signature Page to Certificate of Incorporation

ORGANIPONIC, INC.

Unaudited Financial Statements For The Period Ended December 31, 2015

September 8, 2016



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Organiponic, Inc.
Rockdale, TX

I have reviewed the accompanying balance sheet of Organiponic, Inc. as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 8, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ORGANIPONIC, INC.
BALANCE SHEET
December 31, 2015

_____

ASSETS

CURRENT ASSETS		
Cash	$	13,563
Prepaid Expenses		1,337
TOTAL CURRENT ASSETS		14,900
NON-CURRENT ASSETS		
Property, Plant, and Equipment, Net		2,810
Biological Asset		1,124
TOTAL NON-CURRENT ASSETS		3,934
TOTAL ASSETS	$	18,834

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	4,223
NON-CURRENT LIABILITIES		
Notes Payable		47,000
TOTAL LIABILITIES		51,223
STOCKHOLDERS' EQUITY		
Common Stock (1,137,000 shares authorized and outstanding, $.0001 par value)		114
Additional Paid in Capital		69,891
Accumulated Deficit		(103,518)
Accumulated Other Comprehensive Income		1124
TOTAL STOCKHOLDERS' EQUITY		(32,389)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	18,834

ORGANIPONIC, INC.
INCOME STATEMENT
For the period ended December 31, 2015

Operating Income		
Sales	$	251
Cost of Goods Sold		3,339
Gross Profit		(3,088)
Operating Expense		
General and Administrative		50,883
Research and Development		29,797
Professional Fees		15,304
Interest Expense		2,260
Web Development		1,750
Depreciation		421
Advertising		15
		100,430
Net Income from Operations		(103,518)
Other Comprehensive Income		
Change in Biological Asset		1,124
Net Income	$	(102,394)

Unaudited- See accompanying notes.

ORGANIPONIC, INC.
STATEMENT OF CASH FLOWS
For the period ended December 31, 2015

Cash Flows From Operating Activities	
Net Loss For The Period	$ (102,394)
Increase in Prepaid Expenses	(1,337)
Increase in Accounts Payable	4,223
Net Cash Flows From Operating Activities	(99,508)
Cash Flows From Investing Activities	
Purchase of Equipment	(3,230)
Purchase of Biological Asset	(1,124)
Depreciation	421
Net Cash Flows From Investing Activities	(3,934)
Cash Flows From Financing Activities	
Sale of Stock	70,005
Sales of Notes	47,000
Net Cash Flows From Investing Activities	117,005
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	13,563
Cash at End of Period	$ 13,563

3

Unaudited- See accompanying notes.

_____

ORGANIZATION AND NATURE OF ACTIVITIES

Organiponic, Inc. ("the Company") develops tabletop and wall mounted farming systems that allow consumers to grow organic produce for home consumption. The Company's products, distribution, and supply chain are still under development.

Organiponic, Inc. had not commenced principal operations as of the end of Fiscal Year 2015. The Company is currently engaged in research in development activities related to a consumer product which it may ultimately be unable to bring to market. As a result, the Company faces substantial risk and uncertainty related to its ability to continue as a going concern. Management plans to conduct an equity crowdfund offering under Title III of the JOBS Act in order to raise additional capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the company's equipment and the value of its intellectual property ("Biological Asset") are significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Prepaid Expenses

From time to time, the Company may derive benefits from pre-paying certain expenses. Prepays may also include credits in the form of refunds or rebates due to the Company which it has chose to employ to offset future costs. As of December 31, 2015, the Company had prepaid expenses in the amounts of $750 for travel and $587 for utilities.

Biological Asset

Biological Assets were calculated as actual number of produce ready for sale, or ready for sale within a reasonable time period, multiplied by a reasonable price that the produce can be exchanged for in an arm's length transaction.

Property, Plant and Equipment

The Company capitalizes equipment with an original value of $250 or greater. The Company owns a small amount of agricultural cultivation and testing equipment. Additionally, the Company has an agreement to lease a purpose built greenhouse from a related party for the purpose of research, development, and concept testing. The expense of creating the facility is capitalized in the form of an interest bearing note payable by the company.

Depreciation expense is calculated on a straight-line basis. For 2015, the Company recorded depreciation expense in the amount of $420.52.

Subsequent to year-end, the Company exercised its option to abandon the greenhouse facility, allowing control to revert to the landowner. No valuation of the facility has been recognized in the statements.

Revenue

The Company intends to earn revenue from the sale of organic growing assemplies for in-home use by consumers. For 2015, the Company derived a small amount of revenue from sales of organic produce created as a by-product of the research and development process.

Cost of Goods Sold

For 2015, Cost of Goods Sold consisted of various supplies, seeds, fertilizer, and other materials connected with the growth of organic produce.

Research and Development

The Company allocates expenses directly associated with its research and development efforts expenses them as incurred.

Employee Stock Purchases

During the year ended December 31, 2015, the Company set aside 40,000 shares of stock for purchase by key employees ("the employees") at par value. Under the purchase agreements between the Company and the employees, full rights to the shares will vest on a monthly basis over a period of four years, with the first 25% vesting on 1 January 2016 and 1/48 of the amount vesting on the first day of each calendar month thereafter. In the event that the employees violate the terms of the purchase agreement or depart the company prior to the end of the vesting period, the Company has the right to repurchase the shares from the employees. No amount has been recorded in the statements for compensation expense associated with the the employee share purchase.

Federal Income Taxes

The Company recorded a net operating loss during 2015. Thus, no federal income tax expense has been recorded in the statements. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserve them. The Company faces serious doubt as to its ability to continue as a going concern through the end of the next fiscal year, which could limit its ability to take advantage of tax attributes in the future. There is at least a reasonable possibility that the Company will ultimately derive no benefit from the Net Operating Loss carry-forwards. As a result, management has elected not the record a valuation allowance for its deferred tax asset as of the end of 2015.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019.

State Taxes

The Company is subject to Texas Franchise Tax. The Company's Texas Franchise Tax filing with the Texas Comptroller will fall within the statutory period of review by that agency until 2020.

Notes Payable

The Company has a note outstanding in the amount of $47,000 related to the Company's use of its research and development facility. During the year ended December 31, 2015, the Company made $2,260 in interest payments on the notes. Subsequent to year's end, the Company exercised its option to abandon the facility and the note was canceled by the lender in accordance with the lender's agreement with the Company.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 8, 2016, the date that the financial statements were available to be issued.

CLIENT: Organiponic

LENGTH: 60 - 90 Seconds

SCRIPT:
Mankind has lost touch with food. What we used to plant, harvest, and prepare has been replaced by something we just consume. I want to change the way the world grows food, and I want to make it easy.
Title: "Andrew Dewey, Innovator"
Right now, you probably buy your food from a grocery store. You pay to purchase old food, food that's been treated with pesticides and chemicals. In America, 50% of all produce is thrown away. That's an incredible amount of waste!
I wanted to create a system that allows everyone to eat fresh food every day. Most people want food that's fresh. More and more want food that's local. Well, what's more local than your own kitchen?

Say hello to the newest member of your countertop - Organiponic.

I know you're not a farmer, so I've focused on making this simple. Growing your own produce is no longer reserved for the experienced grower. It's for everyone. Grow produce, year-round right in your kitchen. It's never been more convenient to add fresh lettuces, greens, and herbs to your everyday meals.
Organiponic units grow food from seed to harvest in your own home, using 90% percent less water and reducing the cost of growing by over 70%. Organiponic is so affordable, most units pay for themselves in about 10 months and there's no need for pesticides when you're the grower. With Organiponic, you can feed your family, knowing the food from your home is safe and healthy.
We'll deliver a grow kit to you every month. Just add the seedlings to the plant panel and our app will instruct you when to add nutrients and when to clean. Farm to table just got a lot closer. Help me simplify the way we grow food. Organiponic.



Organiponic, Inc.

Business plan

Andrew Dewey – Founder/CEO

P.O. Box

Austin, Texas

737-300-2522

Executive Summary

Organiponic, Inc. (OS) is focused on designing manufacturing and marketing state-of-the-art vertical hydroponic systems superior to current systems in use in retail/home gardening and commercial agriculture. The company has developed nine (9) systems, each designed for a specific market with a primary focus of high produce yields of quality lettuces, greens, and herbs. Our primary focus in 2016 and 2017 will be our consumer systems.

Consumer Systems: Just as the microwave oven and the coffee maker became everyday kitchen appliances, our belief is that a large majority of consumers will desire a mini garden product that grows fresh pesticide-free produce will become one of the next kitchen appliances. OS has three systems designed for the home, (1) Kitchen Counter Garden – 14-16 plants, (2) Table-top Farm - 24 plants, and (3) Wall Garden - 12 plants. Each system has features specifically designed with the end-user in mind, namely low price, ease of use and clean-up, and low ongoing cost for seeds & nutrients, etc. allowing for approximately 75% savings on fresh quality produce. The OS systems are designed to utilize natural light (with available optional LED lighting components). OS systems are durable, long lasting systems constructed with few moving parts.

Sales Goal: Sell over one million consumer systems by 2021. Sell, rent or lease over 100,000 mid-tier & commercial systems by 2021.

Long-term Financial Projections: Our conservative projections assume only 136,000 consumer systems sold by 2021.

Business Strategy: Market and sell systems at an economical unit price. Market and sell monthly ancillary grow kits to consumers who purchase the systems and other products, such as LED lighting systems, seeds or seedlings, to allow the end user to easily grow continuous fresh pesticide-free produce (lettuces, greens and herbs) for many years. The net profit margin on system sales and Grow Kits amounts to ~21% and 61% respectively. This is the classic razor/blade or printer/printer cartridge revenue model.

Projected Gross Margins: 56% by 2021
Projected EBITDA: 38% by 2021
Projected Dividends to investors by 2019
Two Patents filed

Highlights and Benefits: The OS systems have several advantages over soil farming and current hydroponic systems as follows:

Consumer Products Highlights:

- **Appealing Design:** Systems are designed to be an appealing appliance almost anywhere in the home.
- **Low Costs and Discounts:** Systems are designed to sell at attractive prices with quick payback on the purchase price (including the cost of the grow kits). The MSRP prices will start at $299 – 349, however discount options will be available to purchase systems at discounts of $30 – 100 off the MSRP price. Average payback is estimated to be 6 – 12 months (example: System cost $300 with discount, $13 monthly grow kit and seeds, 24 plants/month, utility cost - $0.25, average price of produce at the store or farmers market - $2.00. with OS system the average cost is approximately $0.55 for a savings of $1.45/plant or $34.80/month. $300/34.80 = 8.6 months)
- **Quality Fresh Year-round Produce:** It takes an average of 28 days to grow greens and herbs from seedlings. Fresh produce every day of the year.
- **Safe and Clean Produce:** No need for pesticides. Lettuces, greens and herbs grow indoors with little or no invasive pest problems as is common in outdoor gardens.
- **Very Easy to Set-up:** a few screws and a connector rod creates your vertical system. Plug in the pump with the built-in timer to the basin. Add water/nutrients and you are now ready to start growing.
- **No Need to be a Farmer:** Each system comes with easy-to-follow instructions to get started and a free app to help the consumer to easily grow quality produce year-round. Follow a one-step procedure – just place seedlings from the monthly Seedling kit into the plant pockets on the grow panel; or a two-step process – place seeds in a propagation tray. Once the seeds grow into a small seedling, move the seedling into the plant pocket.
- **Easy to Propagate Seeds:** Propagation typically takes 7 - 14 days and growing 14 - 28 days. Maximize your produce production by propagating the ready-to-use trays – very easy.
- **Seedlings Delivered:** Still too difficult? Purchase seedlings and just add to the grow plant panel.
- **Low Energy Costs:** The systems use an energy efficient 24-watt pump that is active only 33 minutes per day. That equates to less than $0.25/month in energy costs. (Assumes $0.25/kilowatt)
- **Simple and Quick Monthly Clean-up:** Unlike virtually all other home growing systems that grow over 10 plants at a time, the OS system cleaning time is easy, and takes less than 10 minutes.
- **Save up to 50% with our Monthly Growing Kits:** Ongoing monthly seeds, medium and nutrient solutions can cost as much as $25/month, our price starts at $9.99.
- **Save up to 75% on Produce Costs:** Plants require seeds, nutrients and sunlight. By purchasing our grow kits, the average plant cost/month is as low as $0.50 (versus $1.99+ at the store).
- **Supplies Delivered to your Home:** No need to make a monthly list of supplies. Our grow kit includes everything you need, with scheduled monthly delivery.
- **Easy to Use App:** Our free app instructs the grower when to add nutrients, when to clean, and a convenient shopping link for special seeds and other cool stuff.
- **One Less Item to Purchase at the Grocery Store:** Who likes carrying groceries up-stairs, need I say more.

- **Less Waste: In America,** 50% of all produce is thrown away. Produce on the OS systems are still alive, therefore it lasts longer, fresher, and keeps it's phytonutrients longer than store bought produce.
- **Cleantech and Sustainability:** One of the fastest growing industry segments in the world today.

Complete Product Line

The Company currently has nine systems in various levels of research and development. A description of each system is as follows:

CONSUMER SYSTEMS

1. Table Top Farm – holds 24 plants in a 7.5 gallon basin. The system is 26" long by 18" deep and stands 28" tall. Systems include a continuous timer connected to a 32 watt pump and a nutrient aeroponic spray with 3-4 spray nozzles. Seven prototype models with different variations have been built and tested. The MSRP on the Table Top is expected to be $349. The ongoing Grow Kit is estimated to sell for $11.99 – 12.99. The estimated payback, with the Grow kit and standard seed kit is 10 months. This assumes an average price per plant of $0.55 versus an average price paid at the grocery store or Farmers Market of $2.00 (pesticide free, fresh, lettuces, greens or herbs) The system will have an optional LED light kit (price – TBD).

2. Wall Garden – holds 12 plants in a 3 gallon basin. The system is 26" long by 10" deep and stands 28" tall. Systems include a continuous timer connected to a 24 watt pump and a nutrient aeroponic spray with 3-4 spray nozzles. Three prototype models with different variations have been built and tested. The MSRP on the Wall Garden is expected to be $299. The ongoing Grow Kit will sell for $10.99 – 11.99. The estimated payback, with the Grow kit and standard seed kit is 24 months. This assumes an average price per plant of $0.55 versus an average price paid at the grocery store or Farmers Market of $2.00 (pesticide free, fresh, lettuces, greens or herbs) The system will have an optional LED light kit (price – TBD).

3. Kitchen Counter Garden– holds 16 plants in a 4 gallon basin. The system is 26" long by 16" deep and stands 14" tall. Systems include a continuous timer connected to a 24 or 32 watt pump and a nutrient aeroponic spray with 4 spray nozzles. Three prototype models with different variations have been built and tested using a modified generation 1 grow panel. Generation 5 grow panels should be ready for testing in early October.

MID-TIER MARKET SYSTEMS

4. OS 40 Wall System – is a stacked Wall system that holds 40-48 plants. The system sits in a basin that is 52" long by approximately 28" deep and stands 52" tall. The system is designed to sit against a wall using either natural light (if available) or LED lighting. Further research and a lighting system needs to be tested. R&D has been suspended pending additional funding.

5. OS 60 Wall System– is a stacked Wall system that holds 60-72 plants. The system sits in a basin that is 52" long by approximately 28" deep and stands 76" tall. The system is designed to sit against a wall using either natural light (if available) or LED lighting. Further research and a lighting system needs to be tested. R&D has been suspended pending additional funding.

6. OS 80 – is a stacked A-frame system that holds 80-96 plants. The system sits in a basin that is 52" long by approximately 52" deep and stands 52" tall. The system is designed as a standalone system with plants growing on both sides of the A-frame. The OS 80 is designed to use natural light. However, LED lighting designs are currently ready to test. Further research and a lighting system needs to be tested. R&D has been suspended pending additional funding.

7. OS 120– is a stacked A-frame system that holds 120-144 plants. The system sits in a basin that is 52" long by approximately 52" deep and stands 76" tall. The system is designed as a standalone system with plants growing on both sides of the A-frame. The OS 120 is designed to use natural light. However, LED lighting designs are currently ready to test. Further research and a lighting system needs to be tested. R&D has been suspended pending additional funding.

COMMERCIAL SYSTEMS

8. OS 240 – is an A-frame system designed for commercial use. This is a modular system allowing for additional sections to be added without any additional pumps. The system without additional sections is 96" long by 52' deep and stands 76" tall. The system sits in a 48" by 48" basin with a connector catch base that sits next to the basin. This system is designed with detachable grow panels that are easy to move to a harvesting station either by hand or by an overhead track system. Once the panels are harvested, they more to a cleaning station, and continue on to propagation. Once new seedlings are placed in the panel, it is moved back to the OS A-frame. The system is designed to semi-automate harvesting and make cleaning and maintenance easier. The system is designed to lower operating and cleaning costs. Testing on the OS240 has been extensive with grow success rates increasing from 80%, to 95%. Continued R&D will continue in 2017.

9. OS 480– is an A-frame system designed for commercial use. This is a modular system allowing for additional sections to be added without any additional pumps. The system without additional sections is 96" long by 52' deep and stands 100" tall. The system sits in a 48" by 48" basin with a connector catch base that sits next to the basin. This system is designed with detachable grow panels that are easy to move to a harvesting station either by hand or by an overhead track system. Once the panels are harvested, they more to a cleaning station, than to propagation. Once new seedlings are placed in the panel, it is moved back to the OS A-frame. The system is designed to semi-automate harvesting and make cleaning and maintenance easier. The system is designed to lower operating and cleaning costs. Testing on the OS480 has

been extensive with grow success rates increasing from 70%, to 90%. Continued R&D will continue in 2017.

Ancillary Product

Grow Kits – Ongoing supplies necessary to continuously grow plants. Grow kits are an added conveyance for the consumer at a much lower cost if they choose to buy the parts on their own. Each kit includes a month supply of nutrients, substrate (medium) and growing trays. The estimated price range is $9.99 – 12.99, depending on the system purchased and subscription option.
Standard Seed Kit – Kit includes 6-8 basic seeds to grow red, green and bibb lettuces, certain herbs and other greens. Each kit is designed to last three months. Prices TBA
Combined Grow Kit/Seedling Kit – A premium grow kit that includes specially grown seedlings in substrate in a domed tray, along with a month supply of nutrients. The seedling kit allows the consumer to bypass the propagation process of growing from seed. Consumer can, simply, move the small seedling directly to the grow panel. Prices TBA

Other Products

LED Lighting Systems – The Company will sell a basic grow light and a more advanced light package for each consumer system. Future options may include wall mounted or kitchen cabinet mounted light systems. Prices TBA
Seeds – Consumers can purchase seeds a la carte from a list of approximately 30-40 different seeds. Prices will depend on which seeds are purchased.
Seedlings - Consumers can purchase seedlings a la carte from a list of approximately 10-20 different seedlings. Prices will depend on which seedlings are purchased.
Grow Panels – Detachable Grow panels with 10 – 16 individual plant pockets are standard components included with each system, but can be purchased individually. Prices TBA
Pump/Timer systems – Pump/timer systems are standard components of each system, but can be purchased individually. Each system has a factory set timer system that provides a continuous timer for the pump and separate day-timer for the optional light kits.
Organic or Natural Pest sprays – Simple sprays to deter certain pests that may inhibit the growth of plants growing in the system. Prices will depend on which spray is purchased. These products will be re-selling products.
Clean up supplies – Natural cleaning supplies that are not harmful with plants so long as they are used properly. Prices will depend on which pest product is purchased. These products will be re-selling products.
Solar Kit – A future item will be a solar conversion kit that can be used as an alternative energy source to run the pump and/or lights.

Revenue Model

"Give 'em the razor; sell 'em the blades" – King Camp Gillette

Think Razor/Razor Blades or Printer/Print Cartridges

Organiponic will follow the same revenue model. As with basic gardening or farming, consumers must replant seeds or seedlings, in new substrate (medium) and add new nutrients about once a month. Therefore, consumers must purchase these items to continue to grow produce. Our grow pane are unique as they will include patent pending grow pockets that are designed to improve plant root exposure to the aeroponic nutrient spray, therefore improved plant growth. Our custom substrate will be the only substrate that fits snug into the panel pocket without any leakage. Active users of the systems will be more apt to purchase our grow kits rather than try to purchase all the supplies on their own. In addition, grow kits will be fairly priced to further enhance the consumer to buy our system.

The median manufacturer's suggested retail price (MSRP) is approximately $319 on the consumer systems. However we project that less than 10% of the buyers will price the MSRP. 90% of all purchases will rely on discounts, coupons and promotions, which will lower the average price paid to approximately $279, or a $40 discount to MSRP. We expect most of our sales will be retail, with less than 15% to be wholesale. We include the difference between retail and wholesale as a commission which is an add-on to the cost. Gross profit margins on systems sales, assuming a cost (including commissions) is $220, which equates to approximately 21% ($59/system). We expect both the sales price and cost of each system to drop as we streamline our operation. This should widen our gross profit margins in the future.

The grow kits will sell for an average price of $11.00, with a range of $9.99 - $12.99. The cost is estimated to be approximately $4.25, for a gross profit margin of 61%. Systems sales are one-time sales, while grow kits are ongoing monthly sales.

We will also be selling other related products with gross profit margins averaging approximately 40 - 50%. These products include basic and premium LED lighting kits, seedlings, seeds, pest and cleaning supplies.

The Market

The market is relatively new but building very rapidly. We estimate that less than 1% of the population in the United States has purchased a consumer or home product that grows produce. Interest is growing as we witness severe droughts around the world, including California and Arizona, where approximately 90% of all lettuces are grown and consumed in the United States. Environmental, GMO concerns, and health minded interest and diet conscious individuals continues to build, along with those that seek better tasting, pesticide free and organic produce.

The Potential Markets for the Consumer Systems

Affordable to Most Everyone: The consumer products are reasonably priced with very low ongoing costs that allow for most individuals to purchase their system of choice. The Table Top system will be priced at $349 (easy-to-find discounts as low as $249), and ongoing costs for the grow kit and selected seeds for $11 – 15/month; add utility costs of $0.25/month, the system pays for itself in 6-12 months, or $0.45 – 0.65 per plant. This assumes the average cost for pesticide-free lettuces, greens and/or herbs is $2.00. In most cases, pesticide free produce and herb prices are much higher.

Health-minded: More people are seeking a cleaner, more balanced diet while trying to avoid processed foods. Our systems are designed to provide ready-to-eat produce every day to the millions that demand a fresh, pesticide free alternative.

Consumers that desire Local and Fresh: In the last few years, the number of Farmers Markets in the US has doubled. Individuals are demanding fresh, local produce, either organic or free of pesticides. With an OS system, consumers can pick greens, lettuce or herbs right off the system for use immediately. No need to purchase greens and herbs from the Farmers Markets or Grocery stores at inflated prices.

Individuals who want Environmentally Friendly Products: The OS systems use just the right amount of nutrients and water that is aeroponically sprayed on to the roots of the plants. Nutrient solution not absorbed into the roots drips back into the basin. OS systems use 80-95% less water per plant than traditional soil farming.

Gardeners: Outdoor gardening is an activity or hobby enjoyed by many individuals, whether it's a large garden in the back yard or several pots on a back porch. With the OS consumer systems, garden enthusiast can garden indoors year-round. The systems are also a perfect great addition to an existing backyard greenhouse, taking up very little space.

Millennials & City Dwellers: Today, many consumers want convenience. The OS consumer systems are designed to be very easy to use and easy to clean. It's a new appliance for the home kitchen, although it can be placed wherever the consumer desires, as long as there is light (3-4 LED light options available) and temperature control. Each system takes up approximately 2-3 square feet of space and can grow 12-24 plants. Experienced farming is NOT a pre-requisite. Consumers can choose to propagate seeds at home or purchase seedlings to begin the growing process. As the plant matures, harvest the desired produce and enjoy your meal. Perfect for the millennials, or anyone who wants great tasting produce that is fresh from a grow system that is easy to use.

"Off-the-Grid" Lifestyles: There are an estimated 250,000 people (180,000 in 2006, according to US Today) in the US that claim to live off the grid. The "Off-the-Grid" lifestyle means no use of public electric power. OS is working on a pump/timer system that runs on a battery pack using solar power. This allows for year-round produce in remote areas. This product should be available in 2017.

"Do-It-Yourself" (DIY) Market Opportunity: We believe we can broaden the market by encouraging the DIY market to build their own systems using our panels and/or pump & timer. We can also save them money on nutrients, substrate and quality seeds. Our intention is to develop a blog allowing DIY to discuss their home-built grow systems amongst anyone who visits the blog.

Other Markets

We have identified several other countries around the world where there may a large interest in a consumer hydroponic growing system. Food sustainability and security, and a trend to healthy, pesticide free foods are concerns in many countries. We have completed some preliminary research in India, Japan and Australia and have concluded that the interest in consumer growing systems may be as strong as or stronger than the United States. We expect to enter at least one of these markets in late 2017

Industry

Hydroponics

Hydroponics has been utilized in some form for over 2,500 of years, as research suggests from the "Hanging Gardens of Babylon" – 600 B.C. In the 1950s Israel began using hydroponics to grow produce due to concerns of food security. In the 1970s, NASA began experimenting with vertical hydroponic systems assuming that living in space may become a reality. In the 1980s, Disney, through their Epcot subsidiary and Disneyworld theme parks, designed hydroponic tower systems with displays and demonstrations for the millions of patrons who visited Disney/Epcot. Since then, several companies have designed hydroponic systems of various sizes and shapes, along with improved technology to either market for commercial use or as indoor consumer systems

Why Hydroponics:

Hydroponics offers several benefits over traditional soil farming. Although the proven concept has been around for many years, its popularity has grown in just the last ten years. Today several commercial greenhouses are beginning to accept the technology as superior to previous growing methods. Most greenhouses use horizontal hydroponic systems, otherwise known as NFT channel systems. These systems resemble long rows or gutters with plants growing in rows. The gutter typically uses an ebb and flow method of moving water/nutrients of which the roots sit. Very few greenhouse facilities use vertical hydroponic technology, partly due to the large front-end capital costs and challenging clean-up and maintenance expenses.

The consumer market was mostly non-existent in the last 10-15 years. A smaller version of the tower systems that were part of the Epcot exhibit were some of the first consumer systems to enter the market. Today, partly due to the interest in growing cannabis, dozens of home system designs exist, with several for sale in various online ecommerce and select retail stores around the world. Based on our research, two of the earlier released home systems continue to lead the market with estimated sales of $20 million for each company in the latest fiscal year, up from around $7 million a few years ago.

Hydroponically grown produce differs from produce grown in soil. Two primary benefits for hydroponically grown produce is it does not rely on genetically modified organism (GMO) seeds, and, has little need for the use of pesticides. Other benefits include the following:

- **Lower Environmental Impact**: Each plant uses 85-95% less water and as much as 88% less land than produce grown in soil.
- **Better Food Safety**: Produce is grown in a controlled, closed growing environment. This means there are minimal need for pesticide, and no contamination from field animals, rodents, birds, or uncleanly field workers. There is no cross-pollination.
- **Superior Quality**: The controlled environment provides a much better monitoring procedure with defined growing cycles, which allows for superior appearance. Produce is harvested at its maximum ripeness, therefore better tasting. Most produce at the local grocery store is picked well before they are ripe.
- **Fresh or Living Produce**: Produce with a root system, lettuces, etc. are harvested with the root intact. This allows the produce to last much longer at the home of the customer. More importantly, the produce is still "alive" and therefore has not lost its nutrient density. Produce, in general, loses about a third of their nutrient value after harvest due to the removal of roots and the lengthy time from harvest to consumption.
- **More produce per square foot**: Utilizing vertical hydroponic systems, the amount of produce increases as there is more space to grow each plant. In addition, since plants are grown in a clean, constant temperature environment, plants grow year-round with approximately 12 cycles using natural light and as many as 16 cycles using premium artificial lighting. This means 12 - 13 cycles for most lettuces and herbs, and 3-6 cycles for most other plants. Growing costs are also lower. The average cost of a plant in a facility is between 25 & 45 cents, which include planting, propagation, growing and harvesting, but does not include the cost of the greenhouse or equipment.
- **Produce can be Grown almost Anywhere**: So long as there is a proper indoor growing facility, whether it is a greenhouse, indoor warehouse or building structure (vertical farming) using artificial light or a home or apartment, with climate control and ample light, produce grown using hydroponic technology can grow year-round. Soil farmers can only grow produce in proper climate conditions or only 1-3 grow cycles per year (versus 8-16 cycles for hydroponic growing).
- **Cleaner Footprint**: Hydroponic by definition is the method of growing plants without the use of soil. Without hydroponics it would be nearly impossible to grow lettuces, herbs and greens on a continuous basis. Soil can be very messy and can attract unwanted pests. Hydroponic systems use a substrate, such as rock wool or peat moss, and water/nutrients in a closed system, therefore little or no mess.

- **Measured Nutrient mixture**: Plants need proper nutrients, including, nitrogen, phosphate, magnesium, along with amino acids. Hydroponic growing allows for much more precise measurements in insure better grow, i.e. quality, taste and appearance.

Hydroponics Challenges

- **High Front-end Capital Costs:**
- **Higher Costs of Goods Sold (commercial):**
- **Higher Energy Costs:**
- **High Growing Equipment Costs:**
- **Contamination of entire Crops**
- **Catastrophic damage to Facility:**

Consumer Hydroponic System Challenges

- **High Consumer Purchase Costs:** A majority of systems available for purchase are very expensive. Although some systems that grow only 1-4 plants can be purchased for less than $100, most systems carry prices greater than $500, to as high as $4,500.
- **High Ongoing Plant Costs:** The costs of nutrients, substrate, seeds, PH kits, cleaning supplies, etc. can add up to be higher than the purchase price at the local store. Some companies sell grow kits or seed pods, however, the prices tend to be $1.50 – over $3.00 per plant.
- **Required Clean-up and Maintenance - Time consumption:** Few companies will tell the consumer how much time and energy it takes to clean and maintain consumer hydroponic systems. Every system must replace nutrient/water at least every 60 days (recommend 30-45) due to the build-up of salts (and algae), and other nutrients in the system not absorbed into the plant's roots. Without following a proper maintenance schedule plants simply won't grow properly, if at all. Some systems require the consumer to take the entire system apart to clean, which can take several hours.
- **Idle Time Waiting for Plants to Grow:** In order to truly enjoy a hydroponic growing system, consumers should be able to enjoy the produce at all times with little or no downtime waiting for plants to grow. Depending on the number of people in a household, or consumption, a home system should grow at least 12 plants and allow the replacement of a seedling on a continuous basis.
- **Plant Growth Education:** Growing produce does require some understanding and knowledge, although it is not difficult. Consumers must monitor water and room temperatures, Water levels and PH balances, proper nutrients, lighting, etc.
- **Ease of Use/Two-Step Process:** To maximize yield and quality, plants should follow a 2 step process – propagation/germination and growth. This can create an inconvenience for the consumer. If the consumer plants a seed directly into a system, the growth cycle is much longer and the quality of the plants tends to be lower.
- **Can be too big and bulky:** Plants need room to grow. Too many systems on the market try to stuff too many plants in a small space, which creates a smaller plant and/or longer grow cycle.

- **Requires Ongoing Supplies:** Once a plants is completely harvested, a new seedling must be planted in its place. This requires a new seed/seedling, new substrate and nutrients. These supplies can be expensive and hard to find.

Why Organiponic, Inc.

- **Systems are Priced to Sell:** The MSRP on the OS systems are lower than comparable competitors prices, in many case over half the price. In addition, we will be aggressively offering discounts or coupons in order to finalize the sale.
- **Lower ongoing costs – Grow Kits:** We buy our supplies in bulk allowing for steep discounts to the consumer. Some competitors sell seed pods that range in price from $1.50 to over $3.00 per plant. Our grow kits will range from at $9.99 - $12.99, dropping the price per plant to as low as $0.50.
- **Monthly deliveries of supplies:** No more inconvenience of having to search for the right supplies and pay higher prices. Our grow kits will be delivered to your door at discount prices.
- **Designed to Provide More Produce:** Our systems are designed to provide enough produce to most households year-round. We believe the consumer shouldn't have to wait as plants grow before harvest. Wall systems grow 12 plants – good for 1-2 people. The kitchen system grows 16 plants – good for 2-4 people, and the Table Top system grows 24 plants – good for 4 or more people.
- **Designed to Provide more Grow Space – Develops a higher Quality Plant:** We use vertical hydroponic/aeroponic technology, meaning we can provide more grow space for each plant which equates to larger better quality plants
- **Custom Design Substrate Plug & Grow Pockets:** We have designed a substrate (medium) that lets the roots spread out as they grow providing better access to nutrients/water during the aeroponic process. The substrate uniquely fits into the custom grow panel pocket providing a snug fit and low leakage.
- **Lighting is Optional – Attractively Priced:** We have designed lighting fixtures for each system as an option to the purchaser. The purchase price is anticipated to be below MSRP prices of similar systems sold elsewhere.
- **Ease of Use:** We have designed a one-step process (purchased seedlings) and a two-step process (propagation – seedling), along with easy to follow instructions and "how to" videos to make the growing process easy for most anyone.
- **Choice – Propagate or buy the Seedling:** Not everyone will want to plant seeds, wait 7-10 days as the seed grows into a seedling. Buyers have a choice to buy the grow kits/seeds, or the grow kit with seedlings (higher price) and bypass the propagation stage.
- **Easy and Quick Clean-up and Maintenance:** Our systems are designed with easy and quick clean-up and maintenance, including replacing nutrient/water which should be done every 30-45 days regardless of any hydroponic system. Organiponic consumer systems cleaning process is less than 10 minutes.
- **Environmentally Friendly:** Our systems use 80-95% less water, and very little energy – approximately $0.25/month not counting LED lighting (add ~ $0.75 – $1.95).

Organization & Management

Andrew Dewey – Founder, Chief Executive Officer, Chief Financial Officer

Andrew Dewey has served as Chief Executive Officer and Chief Financial Officer since inception in April, 2015. Mr. Dewey also served in the same capacity in the predecessor company GLP, LLC, (DBA – Green Living Produce). GLP, LLC was formed in 2012 to create a local delivery of fresh produce using hydroponic growing technology. In 2010, Mr. Dewey founded Malt Capital, LLC, a company that focused on advisory services, start-up businesses, financial reporting/accounting, and investor relations. Mr. Dewey is an entrepreneur who has started and ran several companies for the last 23 years. Mr. Dewey graduated from the University of Delaware with a BA in Accounting in 1981.

The Company expects to add the following management, operations and sales & marketing positions before, after and during the launch of the consumer products as needed:

Chief Operating Officer
Chief Financial Officer
Vice-President of Sales & Marketing
Human Resources Officer
Project Design
Engineers
Accountants
IP and Website Design
Sales
Operations Manager
Operations Employees – various positions

Team/Consultants:

Will Shepherd – Founder of Willanimate. Over 20 years of experience and lead contributor in several CG Software and animation projects. Clients include: AT&T; Boeing, NASA, Cisco, Beats, Braun, Toyota.

Gary Krystopik – Founder of ZWheels, LLC - which designs electric car kits. Over 25 years of experience as an Electronics Engineer and/or Project Manager including 23 years with the US Naval Undersea Warfare Center. BS in Electrical Engineering from the University of Connecticut in 1982.

Sourav Nandy – Over 15 years of experience in Business and Product Development, and Software and Computer Analytics. Has consulted with several early stage start-up companies. Previously with Synopsys and Cadence Design. BE in Computer Science from Jadaypur University (1999) and Masters of Science in Technology Commercialization – University of Texas/Austin (2016)

Bert Rushford - founder and CEO/President of Obsidian Consulting, LLC an engineering consulting firm specializing in two-way radio system designs. Twenty-three (23) years with Motorola providing systems engineering, product development, sales and marketing, and large scale program management. BE in Engineering (BSEE) from the University of Texas with honors – Professional Engineer (PE).

Jon Martin – Electrical/Computer Engineering, currently employed with an early stage company specializing in custom sensors and automation. BE in Electrical Engineering from Texas State

Development Plan

Upon the completion of our next funding round, Organiponic expects to move into a new facility to be used for processing and fulfillment, and some light manufacturing. OS plans on outsourcing most of the parts of the consumer systems with some of the side panels manufactured on site. To date, all grow panels and basins are manufactured using vacuum molds at a nearby facility. In the future, the grow panels and selected other parts will be outsourced to manufacturers. Some of these parts require injection molds, which makes up a good portion of upcoming funding. In addition, grow kit trays and other products will be outsourced to outside OEM manufacturers.

The Company has or is in the process of engaging manufacturers to purchase nutrients, substrate and other supplies necessary to complete our product mix. We are also working with a Texas based company for custom boxes and packaging supplies necessary for our systems and grow kits.

The Company plans on using ERP software for supply chain management, inventory, purchasing, accounting and sales & marketing, etc. We have identified a software company that we believe fits best for our needs and expect to implement the software sometime the first quarter of 2017.

Our website will need some added components such as shopping carts, instruction videos, addition text tabs, sales discount buttons, etc. We expect to have a fully functional website operational by the end of the first quarter of 2017.

Patents

The Company filed its first patent in August, 2016. The Company also filed a second (provisional) patent in February, 2016.

Sales & Marketing

OS has several sales and marketing strategies in place with the primary emphasis on moving as many systems to consumer's homes as possible. Our goals are 1) over one million systems sold by 2021, and 2) 80% retention of customers subscribing to our ongoing grow kits. In August, 2016, we initiated our first marketing campaign engaging Lohas Capital, Austin, Texas to begin building awareness of our company and our consumer products. To reach our goals we know we must reach as many potential customers and build an army of loyal ambassadors to spread our message. Our products must be appealing to numerous age groups and socio-economic sectors. The systems must be made to last long and must grow quality produce on a continuous basis. The systems must be economically friendly and energy efficient.

Ambassadors: Our initial push is to sell systems through various websites and online sales channels using constant and changing online add campaigns. As we build a base of customers, we must ask, and possibly, incentivize them to spread the word with their social media connections

We will apply several marketing and advertising strategies, and sell through several online ecommerce website. This may include, are not limited to the following:
Website Specials/Promotions
Amazon Store
Other Online stores & Catalogs
Joint Venture Agreements
Site marketing/Demonstrations
Retail Stores
Local Target Market Advertising

Competition

The hydroponic industry is one of the fastest growing industries in the world. The number of entities with consumer related systems has grown from a hand full of companies a few years ago, to over thirty in the North America alone, as of August, 2016. Some systems are designed to grow primarily tomatoes, cucumbers and peppers as well as greens. Others are designed to grow cannabis. Many systems focus on different growing techniques, such as ebb-and-flow or passive irrigation, aquaponics or aeroponics. Although limited, all of the systems seem to grow plants, at least in theory. However, in our opinion, they all have shortcomings.

The industry leaders have had products in the market for several years. Although it is difficult to determine the largest in terms of systems sold. Based on available public information, it appears that the AeroGarden systems, (Aero Grow International, up to 80% owned by Scotts Miracle Gro – the same company with an extensive agreement with Monsanto for the rights to sell Roundup) has the largest market share. More than 1.4 million AeroGarden systems have been sold since they introduced their first system around ten years ago. Last year, Aero Gro International recorded close to $20 million in revenues.

The second and third largest appear to be General Hydroponic (also owned by Scotts Miracle Grow) NFT channel systems, and The Tower Gardens, whose consumer systems are sold exclusively by Juice Plus – a multi-level marketing company.. The NFT systems use older technology and take up a lot of space. The Tower Garden is a vertical cylinder system that grows 20 plants and sells for $525 each.

No other competitor stands out, however several have successfully raised investment funds. A few of the systems appear to be well built with much thought and passion, yet are either extremely expensive, produce a limited product yield or attempt to grow too much produce in a limited space, difficult clean-up and maintenance and/or too big to fit in most homes or apartments. Most of these systems sell at prices between $450 and $4,500 each. There are smaller systems that grow 1-4 plants that sell for under $100 but do not produce enough plants to be considered a true indoor garden appliance.

Financial Projections

OS has three different scenarios for financial projections using modified assumptions in each one. Each scenario is in-depth with monthly assumptions for price and cost adjustments, added management & labor with yearly adjustments. Each scenario assumes continued capital and Research & Development expenses and a blend of different sales segments with different weights as the products gather consumer interest and awareness. Each scenario assumes steady ancillary sales with 70 – 82% grow kit sales per system sold. (grow kit sales as a percentage of total system sales declines due to attrition).

Scenario A) – Conservative. Retail & Commercial: Slow consumer sales, minimal mid-tier and commercial sales/rentals. Commercial projected to begin slowly in 2018. Assumes a slow ramp-up of consumer sales that begin with slow pre-orders in Q1 and increase by 100-200 units sold/month beginning in May, 2017. This scenario also assumes that consumer product sales level off by 2020 and decline over 205 thereafter. Total estimated system sales through 2021 for the consumer systems is 136,450, mid-tier systems – 1,700, and commercial rentals – 1,700.

(North America only)						
Revenue	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**
Consumer Products						
System Sales	$ -	$1,132,400	$6,533,420	$12,965,860	$13,551,420	$10,099,260
Grow Kits	$ -	$ 107,465	$1,348,492	$ 5,035,558	$ 9,637,497	$12,549,552
Other Products	$ -	$ 230,145	$1,413,273	$ 3,601,017	$ 5,470,211	$ 6,181,868
Total Consumer Products	$ -	$1,470,010	$9,295,185	$21,602,435	$28,659,129	$28,830,680
Commercial Products						
System Sales & Other	$ -	$ -	$ 53,058	$ 539,475	$ 1,448,898	$ 2,855,301
Total Commercial Products	$ -	$ -	$ 53,058	$ 539,475	$ 1,448,898	$ 2,855,301
Total Revenues	$ -	$1,470,010	$9,348,243	$22,141,910	$30,108,027	$31,685,981
Cost of Goods Sold (COGS)						
Consumer Products						
System Sales	$ 27,955	$ 939,801	$5,038,648	$ 9,907,458	$10,317,510	$ 7,676,916
Grow Kits	$ 2,480	$ 56,057	$ 507,450	$ 1,805,325	$ 3,405,409	$ 4,416,271
Other Products	$ 1,240	$ 133,800	$ 717,428	$ 1,695,357	$ 2,415,925	$ 2,543,213
Total Consumer Products	$ 31,675	$1,129,657	$6,263,527	$13,408,140	$16,138,843	$14,636,400
Commercial Products						
System Sales & Other	$ -	$ -	$ 50,415	$ 289,905	$ 611,655	$ 975,315
Total Commercial Products	$ -	$ -	$ 50,415	$ 289,905	$ 611,655	$ 975,315
Total COGS	$ 31,675	$1,129,657	$6,313,942	$13,698,045	$16,750,498	$15,611,715
Gross Margin	$ (31,675)	$ 340,354	$3,034,301	$ 8,443,865	$13,357,529	$16,074,266
(% of Gross Revenues)	n/a	23.15%	32.64%	39.09%	46.61%	55.75%
Sales, General & Administrative Expenses						
General & Admin, Sales						
G&A	$ 102,027	$ 581,095	$1,365,741	$ 2,147,245	$ 2,637,927	$ 2,855,496
Sales & Marketing - Retail	$ 69,500	$ 422,596	$ 723,768	$ 1,007,735	$ 1,190,424	$ 1,080,120
Sales & Marketing - Commercial	$ -	$ -	$ 312,007	$ 655,083	$ 815,984	$ 941,057
Total Exp.	$ 171,527	$1,003,691	$2,401,516	$ 3,810,062	$ 4,644,335	$ 4,876,673
EBITDA	$(203,202)	$ (663,337)	$ 632,785	$ 4,633,803	$ 8,713,194	$11,197,593
(% of Gross Revenues)	n/a	n/a	6.81%	21.45%	30.40%	38.84%

(A) Estimated Present Valuation (VC Method): Using 6x EBITDA (terminal value), 8X ROI, 5 years – Valuation = $8,398,195

(B) Est. Present Valuation (VC Method): Using 15x Net Profit (terminal value), 8x ROI, 5 years – Valuation = $14,063,000

Valuation Estimate used for funding: **$7,287,000** 11.4% discount to (A) above.

Scenario B) – Moderate Growth, Retail Only (not included): Assumes only consumer and mid-tier system sales. Consumer sales begin in late Q1 with moderate growth and heavily weighted during the September-February cycle. Mid-tier system sales are the same as scenario A. Also assumes increased sales and marketing expenses as the focus is strictly consumer and mid-tier. Total estimated consumer system sales (2021) – 360,000.

Estimated EBITDA (2021): $31,624,000, Estimated Net Profit: $21,124,000

Estimated Present Valuation (VC Method): Using 6x EBITDA (terminal value), 8X ROI, 5 years – Valuation = $23,718,000
Estimated Present Valuation (VC Method): Using 15x Net Profit (terminal value), 8x ROI, 5 years – Valuation = $39,608,000

Estimates Consumer Systems Sales per Year:
2017 – 20,000
2018 – 60,000
2019 – 80,000
2020 – 90,000
2021 – 110,000

Scenario C) - Most Optimistic, Retail Only (not included) – Accomplishing goal of 1,000,000 consumer systems sold through 2021.Assumes only consumer and mid-tier system sales. Consumer sales begin in late Q1 with consistent growth and heavily weighted during the September-February cycle. Mid-tier system sales are the same as scenario A. Also assumes increased sales and marketing expenses as the focus is strictly consumer and mid-tier. Total estimated consumer system sales (2021) – 1,000,000.

Estimated EBITDA (2021): Not included, Estimated Net Profit: Not Included

Estimates Consumer Systems Sales per Year:
2017 – 40,000
2018 – 120,000
2019 – 250,000
2020 – 280,000
2021 – 310,000



P.O. Box 500131

Austin, Texas 78750

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Organiponic, Inc.
Statement of Stockholders Equity
April (Inception) - December, 2015

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
	Shares	Par Amount			
Balance: April 22, 2015 (at inception)					
Shares Issued - Inception	1,000,000	$ 100	$ -		$ 100
New Shares issued (a)	20,000	$ 2	$ -		$ 2
New Shares issued (b)	66,000	$ 7	$ 65,993		$ 66,000
Stock Based Compensation	40,000	$ 4	$ -		$ 4
Cancellation of Stock	-	$ -	$ -		$ -
Net Loss				$ (102,394)	$ (102,394)
Balance: December 31, 2015	1,126,000	$ 113	$ 65,993	$ (102,394)	$ (36,288)

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $6.00, the net proceeds from the sale of the 166,666 shares in this offering will be approximately $937,996, after deducting the estimated offering expenses of approximately $62,004.

The net proceeds of this offering will be used primarily to complete the development of and commercially launch our product. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$49,998	$999,996
Less: Offering Expenses		
(a) StartEngine Fees	$2,500	$50,000
(b) FundAmerica Fees[1]	$2,400	$4,000
(c) Professional Fees[2]	$8,000	$8,000
Net Proceeds	$37,098	$937,996
Use of Net Proceeds:		
(a) Development	$7,089	$425,000
(b) Marketing	$20,000	$260,000
(c) Salaries and general administrative	$10,000	$121,000
(d) Intellectual property	$0	$10,000
(e) Professional fees	$0	$10,000
(g) Working Capital [3]	$0	$111,996
Total Use of Net Proceeds	$37,098	$937,996

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1)   FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2)   Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3)   A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.